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January 18, 2024

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do, Angela Connell, Tyler Howes and Suzanne Hayes

Re: Metagenomi Technologies, LLC

Santhosh Palani Resignation Letter

Dear Ladies and Gentlemen:

On behalf of Metagenomi Technologies, LLC (the “Company”), we submit the enclosed resignation letter (the “Resignation Letter”) of Santhosh Palani, a member of the board of managers (the “Board”) of the Company. The Resignation Letter was delivered to the Company to inform it that Mr. Palani will automatically resign as a member of the Board effective as of January 17, 2024.

This letter is being furnished to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in accordance with Section 11(b)(1) of the Securities Act of 1933, as amended, to notify the Staff that Mr. Palani will not be responsible for the contents of the Company’s registration statement on Form S-1 (File No. 333-276413), including any amendments thereto.

If you should have any questions regarding these matters, please contact the undersigned at (212) 813–8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:

Brian C. Thomas, Ph.D., Metagenomi Technologies, LLC

Mitchell S. Bloom, Goodwin Procter LLP

Justin S. Platt, Goodwin Procter LLP

January 17, 2024

Brian Thomas, Ph.D.

Chief Executive Officer

Metagenomi Technologies, LLC

5959 Horton St., Floor 7

Emeryville, California 94608

Re: Resignation Letter Agreement

Dear Brian:

Pursuant Section 1.2(d) of the Amended and Restated Voting Agreement dated January 21, 2022 (the “Agreement”), I hereby tender my resignation from the Board of Managers (the “Board”) of Metagenomi Technologies, LLC (the “Company”), effective immediately. Accordingly, PFM agrees to waive its right to designate a PFM Designee in anticipation of the Removal Transaction expected to occur in approximately one (1) month (capitalized terms defined in the Agreement).

My decision to resign from the Board is not the result of any disagreement with the Company’s operations, business, policies, practices and/or other affairs.

By acceptance of this letter agreement, the Company confirms that all material non-public information regarding the Company will be disclosed in the Registration Statement, including the related preliminary prospectus or prospectuses included in the Registration Statement.

I greatly appreciate the opportunity to have served on the Board and wish you and the Company success in the future.

Very truly yours,

Santhosh Palani, Ph.D

Signature:	/s/ Santhosh Palani

Confirmed and accepted:

Metagenomi Technologies, LLC

By:	/s/ Brian Thomas
Name: Brian Thomas, Ph.D.
Title: Chief Executive Officer